UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-29655

Alamogordo Financial Corp.

(Exact name of registrant as specified in its charter)

500 East 10th Street, Alamogordo, New Mexico 88310

(575) 437-9334

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Alamogordo Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 11, 2016	By:	/s/ Jill Gutierrez
Jill Gutierrez
Chief Executive Officer